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                                     ARTHUR
                                    ANDERSEN

                            ARTHUR ANDERSEN & CO. SC

                                                                      EXHIBIT 18


February 10, 1995
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                                                     Arthur Andersen LLP


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The Phoenix Resource Companies, Inc.                 Suite 1200
6525 N. Meridian Avenue - Suite 102                  20 Broadway
Oklahoma City, OK 73116-1491                         Oklahoma City OK 73102-8286
                                                     405 236-1491
Gentlemen:

         This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

         During the fourth quarter of 1994, the Company changed from the successful efforts method of accounting for oil and gas properties to the full cost method. According to the management of the Company, this change was made because the full cost method of accounting will more accurately reflect the results of the Company's future operations and the effects of the economic provisions of the Company's Egyptian concession agreements. Previously, as the Khalda Concession was being explored and developed, the Company's investment was minimal as a result of the operator partner bearing substantially all of the capital costs; therefore, the method of accounting had little effect on the financial statements of the Company. As a result of the Company acquiring full participating interests in the Qarun Concession and the South Khalda Block, and the potential for increased activity related to natural gas in the Khalda Concession, in which the Company is a full participating partner, the Company's exploration expenditures will likely increase significantly. Under the various agreements it is likely that a large portion of the Company's future exploration expenditures, whether or not productive, will be recoverable from future production, and under such circumstances it is more appropriate and preferable that nonproductive costs (i.e., seismic and dry hole costs) be capitalized, as allowed by the full cost method, rather than expensed, as required by the successful efforts method.

         A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

         We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,




ARTHUR ANDERSEN LLP